Exhibit 3.5

Certificate of Amendment

of

Second Amended and Restated Certificate of Incorporation

of

Immix Biopharma, Inc.

Under Section 242 of the Delaware General Corporation Law

Immix Biopharma, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”) hereby certifies as follows:

FIRST: The Second Amended and Restated Certificate of Incorporation of the Corporation is hereby amended by adding the following to the end of Article V:

ARTICLE V

“Effective as of 11:00 a.m., Eastern Daylight Time on October 4, 2021 (the “Amendment Effective Time”), every one (1) share of the corporation’s Series A Common Stock then issued and outstanding shall, automatically and without any action on the part of the respective holders thereof, be converted and changed into three (3) shares of Series A Common Stock of the Corporation (the “Forward Stock Split”). No fractional shares shall be issued upon the Forward Stock Split. If the Forward Stock Split would result in the issuance of a fraction of a share of Series A Common Stock, the Corporation shall, in lieu of issuing any such fractional share, round up such share to the nearest whole share.”

SECOND: The foregoing amendment has been duly adopted in accordance with the provisions of Section 242 of the General Corporation law of the State of Delaware by the vote of a majority of each class of outstanding stock of the Corporation entitled to vote thereon.

IN WITNESS WHEREOF, I have signed this Certificate this 4th day of October, 2021.

/s/ Ilya Rachman
Ilya Rachman, Chief Executive Officer